INTERNATIONAL CELLULAR ACCESSORIES
48055 Yale Road, RR32
Chilliwack, BC, Canada  V2P 6H4
(604) 997-1824
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                                                                   April 7, 2005

Michele M. Anderson
U.S. Securities and Exchange Commission
Mail Stop 0407
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
    Filed March 2, 2005
    333-123092

Dear Ms. Anderson,

In response to your letter of March 29, 2005 we have amended our Registration Statement and provide this cover letter to assist you in your further review. We have also forwarded three typeset copies to you via mail as requested.

GENERAL

1.   The State of Nevada did not require us to have a corporate identifier.

2. Our officers and directors plan on selling to friends, family and business associates. The investor meetings referred to would be informal get-togethers in the event a few people wanted to go over the offering at the same time, but would not be large organized meetings. We do not have any advertising materials or scripts and have no plans to use the internet to advertise the offering.

3.   Three typeset copies of the amended prospectus have been forwarded to you.

PROSPECTUS COVER PAGE

4. We have removed the word "currently" from "no public market exists for the securities being offered".

5. We have removed the phrase "...which means our officers and directors will attempt to sell the shares" as it was redundant. We have also clarified the penultimate sentence to state that is the meaning of a "best efforts, all-or-none basis".

6.   We have removed the footnotes.

7. We have revised the table to show the information on both a per share basis and for the total amount of the offering.

8. The cross-reference to the Risk Factor section has been made a stand-alone paragraph. The legend has been highlighted in bold, italic print.

9. We have removed "for review has been cleared of comment and" from the second sentence of the legend.

SUMMARY OF PROSPECTUS, PAGE 2

GENERAL INFORMATION ABOUT OUR COMPANY, PAGE 2

10. We have expanded our disclosure to include additional aspects of our business.

11. We have added the disclosure regarding the extent of our start-up operations, revenues, the time devoted by the officers and the amount of money necessary to implement our business plan.

RISK FACTORS, PAGE 6

12. We have added a risk factor to address the fact that we have only one full time employee and the responsibilities that will fall upon her. We have also noted our director's lack of experience in a public company.

13. We have added a risk factor that addresses the need for funding from the prospectus and the costs of the registration statement.

14. We have revised some of the risk factor captions to better reflect the risk that we discuss in the text.

SINCE WE ARE A DEVELOPMENT STATE COMPANY..., PAGE 4

15. We have indicated when we anticipate sales to begin and when we expect a level of sales sufficient to sustain our business operations.

16. We have revised the risk factor to elaborate on the risks we may encounter being in the early stages of development.

OUR BUSINESS AND GROWTH COULD BE HINDERED IF WE FAIL TO RETAIN KEY EMPLOYEES, PAGE 6

17.  We have revised the risk factor as requested.

OUR FUTURE GROWTH DEPENDS ON OUR ABILITY TO EXPAND OUR BUSINESS..., PAGE 6

18. We have revised the disclosure to remove any implication that we currently have operations or product offerings.

BUYING LOW PRICED PENNY STOCKS IS VERY RISKY..., PAGE 8

19. We have revised the disclosure to add that the rules may result in fewer brokers willing to make a market in our shares.

DUE TO LACK OF A TRADING MARKET..., PAGE 9

20. We have revised the risk factor to include the requested changes discussing the OTC Bulletin Board.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION..., PAGE 9

21.  We have added the amount the existing shareholders paid for their shares.

WE WILL BE HOLDING ALL PROCEEDS FROM THE OFFERING IN A STANDARD BANK..., PAGE 9

22. We have revised the risk factor to clarify the risk we were addressing. The company has no intention of using any of the proceeds deposited in the bank prior to the satisfaction of the all-or-none condition of the offering.

USE OF PROCEEDS, PAGE 10

23.  We have itemized the offering expenses in the Use of Proceeds table.

TERMS OF THE OFFERING, PAGE 13

24. We have removed any language in reference to both an extension of the offering period or a termination of the offering.

PROCEDURES AND REQUIREMENTS FOR SUBSCRIPTION, PAGE 13

25.  We have filed a copy of our subscription agreement as Exhibit 99.

DESCRIPTION OF BUSINESS, PAGE 18

GENERAL INFORMATION

26.  We have removed the third, fourth and fifth paragraphs as requested.

INDUSTRY BACKGROUND, PAGE 19

27. We have removed any "hyping" language and provided you with our typeset copies via mail copies of the materials we have quoted. All documents are publicly available online, as noted in our prospectus, at www.itfacts.biz.

28. We have added the disclosure that we cannot provide any assurance that we will benefit from the growth of the cellular industry.

PRINCIPAL PRODUCTS AND THEIR MARKETS, PAGE 19

29.  We have addressed the distribution methods of the manufacturers.

DISTRIBUTION METHODS OF THE PRODUCTS, PAGE 20

30. We have added the anticipated launch date of our online store and disclosed the payment requirements we will require for our retail & wholesale sales.

31. We have clarified the responsibilities of Ms. Rachel Wosk and made further disclosure regarding Ms. Leah Wosk's role in assisting Rachel.

SOURCES AND AVAILABILITY OF PRODUCTS, PAGE 21

32. We have no formal arrangements with the suppliers and have disclosed such and discussed the re-packaging of the accessories, the cost of the products and the profit margin.

GOVERNMENT AND INDUSTRY REGULATIONS, PAGE 22

33. We have revised the disclosure to better address the regulations we are subject to.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 23

34. We have added a paragraph that discusses our reason for going public at this time.

PLAN OF OPERATION, PAGE 24

35. We have added the going concern disclosure to the forefront of this section.

36. We have included a discussion about revenue and the costs of operating as a public company.

PROPOSED MILESTONES TO IMPLEMENT BUSINESS OPERATIONS, PAGE 24

37. As we feel we can manage with the current premises for the foreseeable future (the 12 months covered by the timeline) we have removed the reference to leasing larger warehouse space from the Summary section.

CRITICAL ACCOUNTING POLICIES, PAGE 25

38. We have disclosed the accounting policies for revenue recognition and inventory.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, PAGE 26

PENNY STOCK RULES, PAGE 26

39. We have removed the reference to the document being "prepared by the Commission".

REGULATION M

40. We have removed the portion of the disclosure that does not apply to our offering.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-6

41. The notes to the financials have been revised to address the policies for revenue recognition and inventory.

UNDERTAKINGS, PAGE II-2

42.  We have deleted the Undertakings section.

EXHIBIT 5 - OPINION OF CARMINE J. BUA

43.  Mr. Bua has deleted the reference to the State of California.

44.  Mr. Bua has expanded as requested.

45.  Mr. Bua has removed the assumption.

Sincerely,

/s/ Rachel C. Wosk
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Rachel C. Wosk
President & Director